STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA  19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

September 30, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The DMS Fund is filing a 485A amendment today to add a new series, the DMS Thailand Select 33 Index Fund.  The new Thailand series will have the same Class A and I share structure as the Baltic and Poland series previously filed.  The enclosed filing for the Thailand series includes all conforming revisions requested by the Staff for the filings previously made for the Baltic and Poland series.  In addition, the Thailand filing included herewith also includes updated language and material as referenced in the 485A filings made in August 2013 for the India MidCap Index and India Bank Index, which filings have not yet been made effective.

With the changes referenced above, the Fund believes that it has addressed all comments raised by the Staff in connection with the previous DMS series that would be applicable to the Thailand Select 33 Index Fund.

Thank you in advance for your assistance.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers/

Timothy F. Demers